ATES
NGE COMMISSION
C. 20549

144

ALE OF SECURITIES
HE SECURITIES ACT OF 1933

placing an order with a broker to execute sale

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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
	61-6570413	0001750866-19-000 44

	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE	NUMBER
TTSBURGH	PA	15235		

IP TO TIVE	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
	P O BOX 17244	PITTSBURGH	PA	15235

obtain the I.R.S. Identification Number and the S.E.C. File Number.

mber of Shares r Other Units	(d) Aggregate Market 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		0	04/09/2019	

securities are intended to be sold
ecurities, give the aggregate face amount)
as of a specified date within 10 days prior to the filing of this notice
ding, or if debt securities the face amount thereof outstanding, as shown
the issuer
sold
the securities are intended to be sold

contained in this form are not
control number.